NO ACT

PE 01/26/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025196

January 27, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-27-12

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.

Dear Ms. O'Toole:

This is in regard to your letter dated January 26, 2012 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, the New York City Board of Education Retirement System, and the UAW Retiree Medical Benefits Trust for inclusion in Goldman's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Goldman therefore withdraws its January 24, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

January 26, 2012

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc., Withdrawal of No-Action Request Dated January 24, 2012 Regarding Shareholder Proposal of the Comptroller of the City of New York and co-filer

Ladies and Gentlemen:

We refer to our letter, dated January 24, 2012 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that The Goldman Sachs Group, Inc. (the "Company") may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (the "Comptroller"), as primary proponent, and UAW Retiree Medical Benefits Trust, as co-filer, from its proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders.

Attached hereto as Exhibit A are communications, dated January 26, 2012 (the "Withdrawal Communications"), from the Comptroller to the Company withdrawing the Proposal. In accordance with the Staff's guidance in Staff Legal Bulletin No. 14F (October 18, 2011), the Withdrawal Communications confirm that the Comptroller is authorized to withdraw the proposal on behalf of the co-filer. In reliance on the Withdrawal Communications, we hereby withdraw the No-Action Request.

*****

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-357-1584. Thank you for your attention to this matter.

Very truly yours,

Beverly O'Toole

Beverly L. O'Toole

Attachment

cc: Michael Garland, Executive Director of Corporate Governance, City of New York, Office of the Comptroller
Meredith Miller, Chief Corporate Governance Officer, UAW Retiree Medical Benefits Trust

EXHIBIT A

From: Garland, Michael [mailto:mgarlan@comptroller.nyc.gov]
Sent: Thursday, January 26, 2012 4:29 PM
To: Joffe, Bess [EO]
Cc: Holmes, Dane [EO]; Miner, Heather (Kennedy) [EO]; Wilmit, Alan [Legal]; Hoghooghi, Ida [Legal]; Meredith Miller
Subject: RE: Following up re withdrawal

Bess,

Per the attached letter to John Rogers, I withdraw the proposal on behalf of (1) the New York City Comptroller and Systems and (2) the UAW Retiree Medical Benefits Trust, as co-filer.

We will mail the signed original to Mr. Rogers; please accept the attached pdf as the referenced cc's.

Regards,

Mike

Michael Garland
Executive Director for Corporate Governance
NYC Office of the Comptroller
1 Centre Street, Room 629
New York, New York 10007
Office: 212-669-2517

From: Joffe, Bess [mailto:Bess.Joffe@gs.com]
Sent: Thursday, January 26, 2012 11:22 AM
To: Garland, Michael; 'mamiller@rhac.com'
Cc: Holmes, Dane; Miner, Heather (Kennedy); Wilmit, Alan; Hoghooghi, Ida
Subject: Following up re withdrawal

Hi Mike and Meredith –

Further to our discussion, we are emailing you to request that you withdraw the shareholder proposal regarding clawbacks.

As we discussed, Goldman Sachs understands that public disclosure of employee compensation recovered under our forfeiture and recapture provisions is important to some of our shareholders, with whom we have engaged to discuss their concerns around monitoring enforcement of these provisions absent such disclosure.

We believe clawbacks are a focus for our regulators, and we expect that regulations in this area are forthcoming, including in connection with implementation of the Basel Committee's "Pillar 3 disclosure requirements for remuneration."

In addition, as we discussed, in our proxy statement this year, we will add disclosure to clarify for our shareholders the breadth of the scope of our clawback provisions, including specifically noting that the clawback covers actions or omissions and that it could apply to participation in a supervisory role.

Following confirming that you are agreeing to withdraw on behalf of the Comptroller of the City of New York (as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System) and on behalf of UAW Retiree Medical Benefits Trust, as co-filer, we will withdraw our no action request.

Kind regards

Bess

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
EXECUTIVE DIRECTOR FOR
CORPORATE GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

January 26, 2012

Mr. John F.W. Rogers
Secretary
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers:

I have received an email dated January 26, 2012 from Bess Joffe, Vice President of Investor Relations, summarizing the steps Goldman Sachs has agreed to take in response to our shareholder proposal regarding clawbacks. We are pleased that Goldman Sachs will provide shareholders with added disclosure to clarify the breadth and scope of its clawback provisions and that it expects forthcoming regulations to implement the Basel Committee's "Pillar 3 disclosure requirements for remuneration," which include provisions requiring aggregate, quantitative disclosure of compensation reductions under such policies.

On behalf of the New York City Comptroller and the Systems, I withdraw the Systems' proposal requesting that the compensation committee of the board of directors strengthen the company's compensation clawback policy. I have also been authorized by Meredith Miller, Corporate Governance Officer for the UAW Retiree Medical Benefits Trust (RMBT), to withdraw this proposal on behalf of the RMBT, which co-filed the Systems' proposal.

We appreciate our informative and productive discussions with your colleagues and welcome the company's positive response.

Sincerely,

Michael Garland

cc: Dane Holmes
Head of Investor Relations
Goldman Sachs

Bess Joffe
Vice President, Investor Relations,
Goldman Sachs

Meredith Miller
Corporate Governance Officer
UAW Retiree Medical Benefits Trust

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman
Sachs

January 24, 2012

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of the Comptroller of the City of New York

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (together, the "2012 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System, as primary proponent, and UAW Retiree Medical Benefits Trust, as co-filer (together, the "Proponents"). The full text of the Proposal and all other relevant correspondence with the Proponents is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2012 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2012 Proxy Materials.

This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposal from the 2012 Proxy Materials.

I. **The Proposal**

The resolution included in the Proposal reads as follows:

"RESOLVED, that shareholders of The Goldman Sachs Group, Inc. ("Goldman") urge the Compensation Committee (the "Committee") of the board of directors to strengthen Goldman's compensation clawback policy, as applied to senior executives, by:

- *Deleting the word "material" from the requirement that, for recovery of compensation, there be an expected "material adverse impact" on Goldman from participation in specified activities without appropriate consideration of the risk to Goldman or the broader financial system;*
- *Providing that failure to appropriately manage or monitor an employee who participated in specified activities without appropriate consideration of risk (as determined by the Committee) or who engaged in conduct defined as "Cause" will support recovery of compensation; and*
- *Requiring disclosure in a filing on Form 8-K of any decision by the Committee or full board on whether or not to exercise Goldman's right to recover any particular award of compensation.*

These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

"Recovery" of compensation includes cancellation, forfeiture and recapture.

"Cause" is conviction of a felony or certain misdemeanors involving fraud or theft; conduct constituting an employment disqualification under applicable law; willful failure to perform duties; violation of securities or commodities law or regulation; violation of Goldman policy concerning hedging, pledging, confidential or proprietary information; material violation of other Goldman policy; acts or statements negatively reflecting on or disparaging Goldman's name or reputation; and other conduct detrimental to Goldman."

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to: (i) Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations by seeking to micro-manage complex matters, (ii) Rule 14a-8(i)(3), because the Proposal contains materially false and misleading statements; (iii) Rule 14a-8(i)(10), because the Proposal has already been substantially implemented through the Company's existing compensation awards, and (iv) Rule 14a-8(c), because each Proponent has exceeded the one proposal limit and did not timely correct this deficiency, in violation of Rule 14a-8(f)(1).

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (micro-managing complex compensation matters).

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of the Company's ordinary business operations by seeking to micro-manage complex matters. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id. at 80,539-40* (footnote omitted).

The 1998 Release states that one of the circumstances where a proposal may be seen as attempting to micro-manage the Company is "where the proposal involves intricate detail." *Id. at 80,540.* Although the Staff has previously held that shareholder proposals limited to executive compensation are generally not excludable under Rule 14a-8(i)(7), *see e.g., Reebok International Ltd.* (Mar. 16, 1992), this Proposal goes well beyond general executive compensation policies and attempts to micro-manage the Company by adding defined terms and making other technical wording changes to executive compensation awards.

In other subject areas that involve significant policy issues, the Staff has still permitted exclusion of proposals that attempt to micro-manage a company's policies. For example, the Staff concurred in the exclusion of a proposal that directed a company to make a specific charitable donation for a specific purpose as relating to ordinary business operations even though the Staff previously established that the subject of charitable contributions is an area involving significant policy issues. *See Federal Agricultural Mortgage Corp.* (Mar. 31, 2003). Likewise, in *Marriott International Inc.* (Mar. 17, 2010), the Staff allowed exclusion of a proposal that requested that showerheads delivering no more than 1.6 gallons per minute of flow be installed in several properties as relating to ordinary business operations, indicating that "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." *See also Ford Motor Co.* (Mar. 2, 2004) (proposal recommending that the board of directors publish annually a report on global warming that includes specified detailed information may be excluded "as relating to ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report)); *Duke Energy Corp.* (Feb. 16, 2001) (proposal requesting that the board of directors take the necessary steps to reduce the nitrogen oxide emissions from the coal-fired plants operated by the company by 80% and limit each boiler to .15 lbs of nitrogen oxide per million btu's of heat input may be excluded as relating to ordinary business operations).

Similarly, although the Proposal may be deemed to relate to a significant policy issue because it is limited to senior executive compensation, it reaches beyond general policy issues relating to executive compensation and seeks to micro-manage complex and technical aspects of the Company's compensation policy by addressing the precise wording and scope of clawback provisions in executive compensation awards. Shareholders, as a group, simply are not in a position to draft the technical language of a clawback provision. The letters cited above support the position that even if a proposal deals with a significant policy issue, the proposal will nevertheless be excludable under Rule 14a-8(i)(7) as relating to ordinary business operations if it micro-manages the specific manner in which the company should address the policy issue. In this case, the Proposal would direct the precise wording of a specific provision in the Company's compensation awards, and calls for additional specific provisions to mandate a particular treatment for certain failures to supervise.

The precise wording of the Company's clawback provisions in compensation awards is, and will continue to be, determined by the Compensation Committee of the Company's Board of Directors (the "Board") or their delegees within the context of all the other provisions of the relevant agreements and in the context of the definitions and other provisions contained in the Company's shareholder-approved Amended and Restated Stock Incentive Plan (the "SIP"). We believe that shareholders, as a group, are not in a position to make an informed judgment regarding technical changes to the wording of provisions in the Company's compensation awards. Shareholders voting on the Proposal would be assessing and voting on the precise wording and scope of potential provisions of future agreements without the benefit of the context in which that wording will appear, and how the provisions will relate to all other provisions of the award agreements, the SIP, other company policies, relevant regulations, and regulatory guidance. This is demonstrated, in particular, by the fact that the Proposal itself materially misstates the standard included in existing compensation awards for triggering a clawback review, as discussed further in Section II.B below.

In addition, the Proposal seeks to further micro-manage the Company's disclosure practices by prescribing the precise form of, and threshold for, public disclosure through a filing with the Commission. The Proposal would require the Company to file a Form 8-K disclosing any decision made by the Compensation Committee or the full Board as to whether or not to exercise a clawback right in any situation, even where the relevant employee action would be immaterial to the Company or even the employee's business unit. The triggering of a Form 8-K requirement under the Proposal would be regardless of whether the Company, the Compensation Committee or the Board considered the clawback determination to be material information for holders of the Company's securities or whether the rules of the SEC otherwise would require a Form 8-K.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials pursuant to Section 14a-8(i)(7).

B. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains materially false and misleading statements.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin No. 14B* (Sep. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. The Company believes that objectively false and misleading statements included in the supporting statement of the Proposals are misleading in a manner that materially misrepresents the factual backdrop for the Proposal.

The Staff has allowed exclusion of an entire proposal that contains false and misleading statements. *See, e.g., State Street Corp.* (Mar. 1, 2005). In *State Street*, the proponent's proposal purported to request shareholder action under a section of state law that had been recodified. Because the proposal by its terms invoked a statute that was not applicable, the Staff concurred that exclusion was permitted under Rule 14a-8(i)(3) because the submission was based upon a false premise that made it materially misleading to shareholders.

Similarly, the supporting statement of the Proposal includes two materially false and misleading statements that are fundamental to the basis on which shareholders would cast their votes. In the second paragraph of the supporting statement, the Proponent asserts that "requiring that risk-related conduct have a 'material' adverse impact on Goldman is too onerous. In our view, compensation recovery may be appropriate absent a material impact on the firm as a whole, especially given Goldman's size and diverse operations." The clear implication of that statement is that under the Company's current compensation awards, the "material adverse impact" clawback provision is triggered only if a senior executive's conduct results in a "material adverse impact" on the Company as a whole. In actuality, the clawback provisions apply even if the executive's conduct only results, or could reasonably be expected to result, in a "material adverse impact" to his or her business unit. The provision does not require that a material adverse impact actually occur, but merely requires a determination that the employee's action (or inaction) created a reasonable expectation of such an impact. For example, the Form of Year-End RSU Award, filed as Exhibit 10.49 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010, specifically provides that the clawback provision is triggered if the Company's Compensation Committee determines that "there has been, or reasonably could be expected to be, a material adverse impact on the Firm, your business unit, or the broader financial system." (emphasis added). Thus, under the Company's current compensation awards, if a senior executive's conduct results (or could reasonably be expected to result) in a "material adverse impact" on the executive's business unit, the clawback provision is triggered even if the conduct does not lead to a "material adverse effect" on the Company as a whole.

Moreover, the Proponent provides in the supporting statement that the Company's current clawback provisions "cover only the employee whose conduct is at issue" and that it believes that the "Committee should be empowered to recover compensation from senior executives upon a determination that they failed to appropriately manage or monitor subordinates." Once again, the Proposal is false and misleading because, contrary to the Proposal's claim, the Company's current compensation awards do not limit the ability of the Compensation Committee to determine that a senior executive's compensation should be clawed back if the senior executive failed to adequately supervise a subordinate. For example, the clawback provision broadly applies to anyone who "participated in" the structuring, marketing, purchase or sale of particular products, not just the employees most actively engaged in these activities. This could, depending on the circumstances, include participation in a supervisory role. In addition, the forfeiture provisions of the Company's existing compensation awards generally are triggered if an event constituting "Cause" has occurred. "Cause" is defined in the SIP to include, among other things, any conduct detrimental to the Company, which, depending on the circumstances, could certainly include supervisory failures. Accordingly, the Proposal, the entire premise of which is that the Company's existing compensation arrangements "fall short," is materially and objectively false and misleading in its description of what the existing provisions provide and how the Proposal's changes would purportedly improve them. We believe that the supporting statement would materially mislead shareholders as to the context of the Proposal.

In addition, the Staff has agreed that a proposal may be excluded under Rule 14a-8(i)(3) where the meaning and application of terms or standards under the proposal may be subject to differing interpretations. For example, in *Fuqua Industries, Inc.* (Mar. 12, 1991), the Staff permitted exclusion of a proposal that it believed "may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." The Staff also noted the company's position in *Fuqua* that the "meaning and application of terms and conditions. . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretation." *See also Philadelphia Electric Co.* (Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the [c]ompany . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The Proposal centers entirely on what it describes as the Company's "compensation clawback policy," but does not define what this policy is or where it can be found. Despite what shareholders would likely infer from the Proposal, the Company has not published a general "compensation clawback policy." It is true that, as noted in the supporting statement, certain of the Company's equity compensation awards for senior executives, forms of which are filed as exhibits to the Company's Annual Report on Form 10-K, include provisions providing for recovery of compensation in the case of, among other things, inappropriate consideration of risk. These, however, are not a "policy" – they are contractual provisions in agreements between the Company and these individuals. It is unclear from the Proposal whether the Company is being asked to adopt a new overarching policy on compensation clawbacks (in which case the Proposal does not provide sufficient guidance as to the contours and scope of the desired policy) or rather to make the requested changes in the terms of new individual award agreements as they are developed and issued from time to time in the future.

In addition, the Proposal contains a definition of "Cause" that differs from (though is similar to) the definition that is included in the SIP and incorporated into the award agreements granted under the SIP. It is unclear if this is included as a descriptive matter to give shareholders a sense of what behavior is covered, or whether the Proposal is actually requesting that future award agreements contain the definition specified in the Proposal rather than the definition included in the SIP.

The Proposal contains a number of other provisions that are vague and susceptible to multiple interpretations. The Proposal references clawback of compensation for an executive's "failure to appropriately manage or monitor" an employee, but does not describe what standard would be applied (e.g, negligence, gross negligence, recklessness) in assessing the purported supervision failure. The Proposal also calls for disclosure in a Form 8-K filing of "any decision by the Committee or the full board on whether or not to exercise Goldman's right to recover any particular award of compensation" but does not indicate what this disclosure would entail – for example, would the disclosure include the name of the individuals involved, the nature of the improper behavior and the amount recovered? Shareholders voting on the Proposal, and the Company in implementing the Proposal, may have very different views on what the disclosure would entail, and the Proposal provides no guidance on this subject.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

C. The Proposal may be excluded under Rule 14a-8(i)(10) because the Company has already substantially implemented it.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See Exchange Act Release No. 12598*, [1976-77 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600* (Jul. 7, 1976) (regarding predecessor to Rule 14a-8(i)(10)). Although the predecessor to the current rule required that a proposal be "fully effected" by the company in order to be excludable, the Commission has since made clear that substantial implementation requires less than this. *Exchange Act Release No. 20091*, [1983-84 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,200* (Aug. 16, 1983). Instead, the Staff has stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal." *Aluminum Company of America* (Jan. 16, 1996). Similarly, the Staff has declared that a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). The Staff has consistently interpreted this to mean that a company has substantially implemented a proposal when it has put in place policies and procedures relating to the subject matter of the proposal or has implemented the essential objective of the proposal. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006). Furthermore, the company need not take the exact action requested and the company may exercise discretion in implementation without losing the right to exclude the proposal. *McKesson Corp.* (Apr. 8, 2011). Accordingly, even if a company has not implemented every detail of a proposal, the proposal may still be excluded provided that the company has *substantially* implemented it.

As discussed above under Section II.B, the Proposal misrepresents the clawback provisions that have already been included in the Company's equity compensation awards granted to senior executives. In doing so, the Proposal obscures the fact that the Company's existing clawback provision already addresses the principal concerns that the Proposal conveys. In particular, the Proposal seeks to delete the word "material" from the requirement that there be a "material adverse impact" on the Company in order to trigger the clawback policy. The supporting statement indicates that "compensation recovery may be appropriate absent a material impact on the firm as a whole, especially given Goldman's size and diverse operations." However, as noted in Section II.B, the clawback provision at issue applies if there is, or reasonably could be expected to be, a material adverse impact on the employee's business unit. This compares quite favorably to the changes sought by the Proposal, because it measures the potential impact at a far lower level than the whole firm, and applies even in the absence of an actual adverse impact, so long as a material adverse impact could reasonably be expected.

The Proposal also seeks to empower the Company to recover compensation from employees who failed to appropriately manage or monitor subordinates. As discussed in Section II.B above, the Company's current compensation awards do not limit the Company's ability to determine that a senior executive's compensation should be clawed back if the senior executive failed to adequately supervise a subordinate – an employee's "participation" in the structuring, marketing, purchase or sale of particular products could, depending on the circumstances, include participation in a supervisory role.

With regard to the disclosure-related aspect of the Proposal, the Company, like all public companies, is subject to extensive requirements on disclosure of equity compensation arrangements. For named executive officers, any determination to recover an award would in most cases be disclosed in the Compensation Discussion & Analysis ("CD&A") and executive compensation tables included in the proxy statement for the relevant year.[1] There are numerous

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1 *See* Item 402(b)(2)(viii) of Regulation S-K, stating that material information disclosable in the CD&A may include "policies and decisions regarding the adjustment or recovery of awards or payments." *See also* Question 117.03 of the Staff's Compliance and

precedents where the Staff has permitted the exclusion of shareholder proposals that have been substantially implemented through compliance with applicable laws and regulations. *See, e.g., Verizon Communications Inc.* (Feb. 21, 2007) (proposal that company disclose relationship between each independent director and the company that the board considered when determining such director's independence is excludable as substantially implemented because Item 407 of Regulation S-K requires disclosure of each nominee for director that is independent under stock exchange standards and the transactions considered by board in reaching that conclusion); *Eastman Kodak Co.* (Feb. 1, 1991) (proposal that company disclose in annual report all fines paid for violating environmental laws is excludable as substantially implemented because Item 103 of Regulation S-K requires disclosure of all fines exceeding $100,000). The Company believes that the disclosure required by the U.S. securities laws and the Commission's rules compares favorably to the disclosure policy called for by the Proposal. More broadly, viewing the Proposal as a whole, the Company believes that it has substantially implemented the essential objective of the Proposal.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10).

D. The Proposal may be excluded because each Proponent has exceeded the one proposal limit under Rule 14a-8(c) and did not timely correct this deficiency in violation of Rule 14a-8(f)(1).

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(f)(l) permits exclusion of a proposal that violates this one-proposal rule, provided that the company has timely notified the proponent of the deficiency and the proponent has failed to correct the deficiency within 14 calendar days of receipt of such notice. The Staff has consistently concurred in the exclusion of multiple proposals packaged as elements of a single submission where, as is the case here, at least one element or component of the particular proposal "involves a separate and distinct matter from" the other elements or components of the same proposal. *See, e.g., Streamline Health Solutions, Inc.* (Mar. 23, 2010); *PG&E Corp* (Mar. 11, 2010); *Parker-Hannifin Corp.* (Sep. 4, 2009).

In *Parker-Hannifin,* for example, the Staff permitted exclusion of a shareholder proposal that requested that the board institute a "Triennial Executive Pay Vote" program consisting of three elements. The first two elements requested triennial votes on executive compensation while the third element requested that the company establish a triennial forum for discussions between the members of the company's Compensation Committee and shareholders. According to the Staff, the third element, relating to the triennial forum, was a "separate and distinct matter from the shareholder votes requested by the first and second parts of the proposed program."

Disclosure Interpretations, Regulation S-K, discussing how the clawback of a previously granted award should be disclosed in the CD&A and in the Summary Compensation Table under Item 402.

Similarly, the Proposal here is excludable because it includes multiple proposals in violation of Rule 14a-8(c). The third bullet point of the Proposal, which requests disclosure in a filing on Form 8-K of any decision by the Company on whether or not to exercise its right to recover any particular award of compensation, involves a separate and distinct matter from the other parts of the Proposal, which relate to the specific and actual terms of the Company's compensation arrangements.

While all three prongs of the Proposal relate to the Company's clawback provisions generally, the primary focus of the third bullet point does not in any way relate to the actual terms of the clawback provisions. The focus of the first two prongs appears to be providing incentives to employees to take appropriate actions from a risk perspective. The third prong has nothing to do with the incentives provided to employees, and relates solely to the Company's disclosure practices. The level of public disclosure provided by the Company is a completely different focus from the ability of the Company to claw back compensation from employees.

As required by the Commission's rules, the Company notified the Proponents of this procedural deficiency within the requisite time period, but the Proponents have not remedied the deficiency. The Proposal was received by the Company from the Proponents on December 1, 2011 and December 2, 2011. On December 15, 2011, within 14 days of the Company's receipt of the Proposal from each Proponent, the Company sent a deficiency letter to the Proponent by facsimile and email. The deficiency letters notified each Proponent that such Proponent had submitted more than one proposal in violation of the one-proposal limit under Rule 14a-8(c) and specifically identified the third bullet of the Proposal as relating to a different subject matter. The deficiency letters further informed each Proponent that it must respond or remedy the foregoing procedural deficiency within 14 calendar days from the date it received the notice. The Proponents responded on December 29, 2011 that they did not intend to amend the Proposal. As a result, the Company believes that the Proposal is excludable because each Proponent has exceeded the one-proposal limit and failed to timely cure this deficiency.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials pursuant to Rule 14a-8(c) and Rule 14a-8(f)(1).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-357-1584. Thank you for your attention to this matter.

Very truly yours,

Beverly L. O'Toole

Beverly L. O'Toole

Attachment

cc: Michael Garland, Executive Director of Corporate Governance, City of New York, Office of the Comptroller

Meredith Miller, Chief Corporate Governance Officer, UAW Retiree Medical Benefits Trust

EXHIBIT A

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
EXECUTIVE DIRECTOR FOR
CORPORATE GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

John Rogers
DEC 01 2011
Received

November 29, 2011

Mr. John F. W. Rogers
Secretary
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Goldman Sachs Group, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2517.

Sincerely,

Michael Garland
Executive Director of Corporate Governance

MG/ma

Enclosures

Goldman Sachs Group - Clawback
Mydoc.Corp.Gov. ltrs.2012

RESOLVED, that shareholders of The Goldman Sachs Group, Inc. ("Goldman") urge the Compensation Committee (the "Committee") of the board of directors to strengthen Goldman's compensation clawback policy, as applied to senior executives, by:

- Deleting the word "material" from the requirement that, for recovery of compensation, there be an expected "material adverse impact" on Goldman from participation in specified activities without appropriate consideration of the risk to Goldman or the broader financial system;
- Providing that failure to appropriately manage or monitor an employee who participated in specified activities without appropriate consideration of risk (as determined by the Committee) or who engaged in conduct defined as "Cause" will support recovery of compensation; and
- Requiring disclosure in a filing on Form 8-K of any decision by the Committee or full board on whether or not to exercise Goldman's right to recover any particular award of compensation.

These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

"Recovery" of compensation includes cancellation, forfeiture and recapture.

"Cause" is conviction of a felony or certain misdemeanors involving fraud or theft; conduct constituting an employment disqualification under applicable law; willful failure to perform duties; violation of securities or commodities law or regulation; violation of Goldman policy concerning hedging, pledging, confidential or proprietary information; material violation of other Goldman policy; acts or statements negatively reflecting on or disparaging Goldman's name or reputation; and other conduct detrimental to Goldman.

SUPPORTING STATEMENT

Goldman's current clawback provisions, which appear in award agreements under Goldman's long-term incentive plans, authorize recovery of compensation if the Committee determines that a recipient participated in the structuring or marketing of any product or service, or participated in the purchase or sale of a security, "without appropriate consideration of risk" to Goldman or "the broader financial system as a whole." Some agreements also provide for recovery if the recipient engages in conduct defined as "Cause" for termination.

While a good start, these provisions fall short in three ways. First, requiring that risk-related conduct have a "material" adverse impact on Goldman is too onerous. In our view, compensation recovery may be appropriate absent a material impact on the firm as a whole, especially given Goldman's size and diverse operations.

Second, Goldman's provisions cover only the employee whose own conduct is at issue. We think there are circumstances in which the employee's supervisor, or more senior executives, should be held accountable. The Committee should be empowered to recover compensation from senior executives upon a determination that they failed to appropriately manage or monitor subordinates.

Finally, shareholders cannot monitor enforcement without disclosure. Goldman should disclose the fact that the Committee or full board considered invoking a clawback provision as applied to a particular senior executive, and the decision made. We are sensitive to privacy concerns, and urge Goldman to adopt a policy that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Goldman Sachs **Cusip#: 38141G104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 409,926 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Goldman Sachs **Cusip#: 38141G104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund	75,973 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

R D Blanco

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Goldman Sachs **Cusip#: 38141G104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System	462,697 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Goldman Sachs **Cusip#: 38141G104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund	238,002 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 29. 2011

To Whom It May Concern

Re: Goldman Sachs **Cusip#: 38141G104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29. 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System	23,975 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely.

Richard Blanco
Vice President

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UAW RETIREE
Medical Benefits Trust

December 1, 2011

Mr. John F. W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers:

The purpose of this letter is to inform you that the UAW Retiree Medical Benefits Trust (the "Trust") is co-sponsoring the resolution submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System, on November 30, 2011 (dated November 29, 2011), for inclusion in The Goldman Sachs Group, Inc.'s (the "Company") 2012 proxy statement. A copy of the resolution is attached.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2012 annual meeting.

Please contact me at (734) 929-5789, ext. 210, or via email at mamiller@rhac.com, if you have any questions.

Sincerely,

Meredith Miller

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

cc: Michael Garland
Executive Director for Corporate Governance
City of New York, Office of the Comptroller

Enclosure

301 N. Main Street, Suite 100, Ann Arbor, MI 48104-1296
Tel: 734-929-5789 • Fax: 734-929-5859

RESOLVED, that shareholders of The Goldman Sachs Group. Inc. ("Goldman") urge the Compensation Committee (the "Committee") of the board of directors to strengthen Goldman's compensation clawback policy, as applied to senior executives, by:

- Deleting the word "material" from the requirement that, for recovery of compensation, there be an expected "material adverse impact" on Goldman from participation in specified activities without appropriate consideration of the risk to Goldman or the broader financial system;
- Providing that failure to appropriately manage or monitor an employee who participated in specified activities without appropriate consideration of risk (as determined by the Committee) or who engaged in conduct defined as "Cause" will support recovery of compensation; and
- Requiring disclosure in a filing on Form 8-K of any decision by the Committee or full board on whether or not to exercise Goldman's right to recover any particular award of compensation.

These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

"Recovery" of compensation includes cancellation, forfeiture and recapture.

"Cause" is conviction of a felony or certain misdemeanors involving fraud or theft; conduct constituting an employment disqualification under applicable law; willful failure to perform duties; violation of securities or commodities law or regulation; violation of Goldman policy concerning hedging, pledging, confidential or proprietary information; material violation of other Goldman policy; acts or statements negatively reflecting on or disparaging Goldman's name or reputation; and other conduct detrimental to Goldman.

SUPPORTING STATEMENT

Goldman's current clawback provisions, which appear in award agreements under Goldman's long-term incentive plans, authorize recovery of compensation if the Committee determines that a recipient participated in the structuring or marketing of any product or service, or participated in the purchase or sale of a security, "without appropriate consideration of risk" to Goldman or "the broader financial system as a whole." Some agreements also provide for recovery if the recipient engages in conduct defined as "Cause" for termination.

While a good start, these provisions fall short in three ways. First, requiring that risk-related conduct have a "material" adverse impact on Goldman is too onerous. In our view, compensation recovery may be appropriate absent a material impact on the firm as a whole, especially given Goldman's size and diverse operations.

Second, Goldman's provisions cover only the employee whose own conduct is at issue. We think there are circumstances in which the employee's supervisor, or more senior executives, should be held accountable. The Committee should be empowered to recover compensation from senior executives upon a determination that they failed to appropriately manage or monitor subordinates.

Finally, shareholders cannot monitor enforcement without disclosure. Goldman should disclose the fact that the Committee or full board considered invoking a clawback provision as applied to a particular senior executive, and the decision made. We are sensitive to privacy concerns, and urge Goldman to adopt a policy that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.

STATE STREET.

Specialized Trust Services
STATE STREET BANK
Crown Colony Office Park
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
facsimile +1 617 769 6695
www.statestreet.com

DATE: December 2, 2011

John Rogers
DEC 06 2011
Received

Mr. John F. W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Re: Shareholder Proposal Record Letter for The Goldman Sachs Group, Inc (cusip 38141G104)

Dear Mr. Rogers:

State Street Bank and Trust Company is custodian for **310,189.00 shares of The Goldman Sachs Group, Inc** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust") The Trust has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously since December 01, 2010. The Trust continues to hold the shares of **The Goldman Sachs Group, Inc** stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). FIORDPIER + CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Timothy B. Stone
Vice President
State Street Bank and Trust Company

200 West Street I New York, New York 10282
Tel: 212-357-1584 I Fax: 212-428-9103 I e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 15, 2011

VIA EMAIL & FACSIMILE

Michael Garland
Executive Director for Corporate Governance
City of New York, Office of the Comptroller
One Centre Street, Room 629
New York, NY 10007-2341
Email: mgarlan@comptroller.nyc.gov
Facsimile: (212) 669-4072

Dear Mr. Garland:

I am writing on behalf of The Goldman Sachs Group, Inc. (the "Company"), which received on December 1, 2011 the letter that you submitted on behalf of the Comptroller of the City of New York, John C. Liu, for consideration at the Company's 2012 Annual Meeting of Shareholders (the "Submission"). The cover letter indicated that all communications regarding the Submission should be directed to you.

The Submission contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Pursuant to Rule 14a-8(c) of the Exchange Act, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Submission contains more than one shareholder proposal. Specifically, while parts of the Submission relate to specific changes to our compensation clawback policy, we believe that the third bullet under the resolution addresses a separate proposal. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. You may send any response to me at the address on the letterhead above or by e-mail to beverly.otoole@gs.com.

If you have any questions with respect to the foregoing, please contact me at (212) 357-1584. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Beverly O'Toole

Beverly L. O'Toole
Assistant Secretary

cc: Meredith Miller, UAW Retiree Medical Benefits Trust (mamiller@rhac.com; 734-929-5859)

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

    1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

    2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

    3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

    1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

    2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

    1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal

   i. Would disqualify a nominee who is standing for election;

   ii. Would remove a director from office before his or her term expired;

   iii. Questions the competence, business judgment, or character of one or more nominees or directors;

   iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

   v. Otherwise could affect the outcome of the upcoming election of directors.

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10)

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

---

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should

promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From:	Reiber, Allison [Legal] on behalf of O'Toole, Beverly L [Legal]
Sent:	Thursday, December 15, 2011 6:42 PM
To:	'mgarlan@comptroller.nyc.gov'
Cc:	'mamiller@rhac.com'
Subject:	Correspondence from Goldman Sachs
Attachments:	2011 12-15 Deficiency Notice .PDF

Michael,

Please see the attached correspondence from Goldman Sachs.

Sincerely,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

Fax Confirmation Report

Date/Time : DEC-15-2011 06:43PM THU
Fax Number : 646-446-5691
Fax Name : Goldman Sachs
Model Name : Phaser 3635MFP

Total Pages Scanned: 9

No.	Remote Station	Start Time	Duration	Page	Mode	Job Type	Result
001	912126694072	12-15 06:41PM	01'21	009/009	EC	HS	CP

Abbreviations:

HS:Host Send	PL:Polled Local	CP:Completed	TS:Terminated by System
HR:Host Receive	PR:Polled Remote	FA:Fail	TU:Terminated by User
MS:Mailbox Save	WS:Waiting To Send	RP:Report	G3:Group3
MP:Mailbox Print	EC:Error Correct		

Goldman, Sachs & Co.

Legal Department

200 West Street | 15th Floor | New York, New York 10282
212-357-1584 (Phone) | 212-428-9103 (Fax)

Date: December 15, 2011

From: Beverly L. O'Toole　　**Page(s) Transmitted (*including Cover*):** 9
Managing Director and Associate General Counsel

	Recipient:	Company:	Fax:
	Michael Garland	Office of the Comptroller	(212) 669-4072

TRANSMITTAL NOTES:

Fax Confirmation Report

Date/Time : DEC-15-2011 06:46PM THU
Fax Number : 646-446-5691
Fax Name : Goldman Sachs
Model Name : Phaser 3635MFP

Total Pages Scanned: 9

No.	Remote Station	Start Time	Duration	Page	Mode	Job Type	Result
001	917349295859	12-15 06:43PM	01'54	009/009	EC	HS	CP

Abbreviations:

HS:Host Send	PL:Polled Local	CP:Completed	TS:Terminated by System
HR:Host Receive	PR:Polled Remote	FA:Fail	TU:Terminated by User
MS:Mailbox Save	WS:Waiting To Send	RP:Report	G3:Group3
MP:Mailbox Print	EC:Error Correct		

Goldman, Sachs & Co.

Legal Department

200 West Street | 15th Floor | New York, New York 10282
212-357-1584 (Phone) | 212-428-9103 (Fax)

Date: December 15, 2011

From: Beverly L. O'Toole
Managing Director and Associate General Counsel

Page(s) Transmitted (*including Cover*): 9

	Recipient:	Company:	Fax:
	Meredith Miller	UAW Retiree Medical Benefits Trust	(734) 929-5859

TRANSMITTAL NOTES:

----- Original Message -----
From: Simon, Richard [mailto:rsimon@comptroller.nyc.gov]
Sent: Thursday, December 29, 2011 01:49 PM
To: O'Toole, Beverly L [Legal]
Cc: Garland, Michael <mgarlan@comptroller.nyc.gov>
Subject: NYC-Goldman Sachs letter re 14a-8(c)

Ms O'Toole,
Please see the attached letter on behalf of the New York City Pension Funds.
-- Richard Simon
Deputy General Counsel
NYC Office of the Comptroller

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

JOHN C. LIU
COMPTROLLER

TELEPHONE: (212) 669-4568
FAX NUMBER: (212) 815-8663

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel

BY EMAIL AND EXPRESS MAIL

December 29, 2011

Beverly L. O'Toole, Esq.
Associate General Counsel
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Re: The Goldman Sachs Group, Inc. (the "Company")
Shareholder Proposal submitted by the New York City Pension Funds (the "NYC Funds")

Dear Ms. O'Toole:

I am writing in reply to your letter of December 15, 2011 to Michael Garland of the NYC Office of the Comptroller, concerning the shareholder proposal (the "Proposal") that this office sent to the Company by letter dated November 29, 2011, on behalf of the NYC Funds. Your letter asserts incorrectly that the Proposal does not comply with the "one proposal" limitation embodied in SEC Rule 14a-8(c), purportedly because its request for reporting on executive compensation clawback decisions is a proposal separate from the Proposal's request for substantive modifications to the terms of the Company's existing clawback policy.

It is well-settled that a request for future reporting by a company about the other, substantive elements of a shareholder proposal is not a separate proposal under Rule 14a-8(c). Most recently, in *Yahoo! Inc.* (April 5, 2011), the SEC Staff denied no-action relief under Rule 14a-8(c) as to a proposal that, in addition to seeking to limit that company from providing certain information technology, services or data to China and other "repressive regimes," also asked the company to "review, report to shareholders and improve all policies and actions" affecting human rights in countries with which the company did business. Here, too, the (far narrower) reporting that the Proposal requests is not a separate proposal. Accordingly, there can be no basis for omitting the NYC Funds' proposal under Rule 14a-8(c).

Please confirm that in light of the foregoing, the Company withdraws its objection under SEC Rule 14a-8(c) to the NYC Funds' November 29, 2011 shareholder proposal.

Sincerely,

Richard S. Simon

Cc: Michael Garland